United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry Spirgel
Assistant Director

October 5, 2010

RE:   Magyar Telekom Telecommunications Plc.
Form 20-F for  Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated July 9, 2010 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc.  (the "Company") to which the Company responded by letter dated August 6, 2010. The Staff provided certain additional comments by letter dated September 21, 2010 (the “September 21 Comment Letter”).  This letter contains the Company’s responses to the September 21 Comment Letter. We have inserted the Staff's comments from the September 21 Comment Letter, which appear in italics, and we have responded below each comment.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,
/s/ Thilo Kusch

Thilo Kusch
Chief Financial Officer of Magyar Telekom Telecommunications Plc.

1 Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc., page F-2

SEC Comment

We note your response to prior comment 1. We continue to believe that you should amend your Form 20-F to provide an audit report that covers all four statements of financial position. It appears you have determined that these financial statements are required by paragraph 10(f) of IAS 1.

MT response

We will amend our Form 20-F for the year ended December 31, 2009 to include an audit report that covers all four statements of financial position as included in the Form 20-F.  We intend to file the amended audit report on Form 20-F/A within 10 business days of the date of this letter.

2 Note 31 – Reportable segments and Information About Geographical Areas, page F-105

SEC Comment

We note your response to prior comment 6. We continue to believe that you should comply with the requirement in paragraph 28(b) of IFRS 8 by reconciling total reportable segments’ measure of profit or loss to profit or loss before tax expense, as included in the consolidated statement of comprehensive income. Please revise in future filings.

MT response

In future filings beginning with the 20-F for the year ended December 31, 2010, we will include a reconciliation of total reportable segments’ measure of profit or loss to profit or loss before tax expense.